UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________________________

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

September 20, 2018
(Date of Report (Date of earliest event reported))
Cottonwood Multifamily REIT I, Inc.
(Exact name of issuer as specified in its charter)

Maryland	36-4812393
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

_____________________________________________________________________

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
_____________________________________________________________________

Common Stock
(Title of each class of securities issued pursuant to Regulation A)
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Item 7.         Departure of Certain Officers
On September 20, 2018, the following officers of Cottonwood Multifamily REIT I, Inc. (the “Company”) notified the board of directors of the Company of their intent to resign their respective officer positions with the Company: Daniel Shaeffer, Chief Executive Officer; Chad Christensen, President; and Susan Hallenberg, Chief Financial Officer. Their respective resignations are effective as of October 1, 2018 and were subject to the successful completion of the recapitalization transaction of Cottonwood Residential, Inc., which was completed as of September 24, 2018.
Item 9.        Other Events
In connection with the resignations described in Item 7 above, on September 20, 2018, the board of directors appointed new officers of the Company. Enzio A. Cassinis, 41, was appointed Chief Executive Officer and President; Adam Larson, 37, was appointed Chief Financial Officer; Paul Fredenberg, 42, was appointed Chief Investment Officer, and Susan Hallenberg, 51, was appointed Chief Accounting Officer and Treasurer. These appointments are effective as of October 1, 2018. Information about each of these officers is provided below.
Enzio A. Cassinis. In addition to serving as the Company’s Chief Executive Officer and President, effective as of October 1, 2018, Mr. Cassinis will also serve as the Chief Executive Officer and President of Cottonwood Multifamily REIT II, Inc. and Cottonwood Communities, Inc. Cottonwood Multifamily REIT II, Inc. is another Cottonwood-sponsored real estate investment trust that raised $50 million in an offering that was qualified as “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act. Cottonwood Communities, Inc. is a Cottonwood-sponsored real estate investment trust that has registered a public offering for the sale of up to $750 million in shares of its common stock. Mr. Cassinis will also serve as the Chief Executive Officer for the advisor to Cottonwood Communities, Inc. From June 2013 through September 2018, Mr. Cassinis served in various roles at Cottonwood Residential, Inc. Most recently, he served as the Senior Vice President of Corporate Strategy, where he was responsible for financial planning and analysis, balance sheet management and capital and venture formation activity.
Prior to joining Cottonwood Residential in June 2013, Mr. Cassinis was Vice President of Investment Management at Archstone, one of the largest apartment operators and developers in the U.S. and Europe. There, he negotiated transactions in both foreign and domestic markets with transaction volume exceeding several billion dollars in total capitalization. Prior to Archstone, Mr. Cassinis worked as an attorney with Krendl, Krendl, Sachnoff & Way, PC (now Kutak Rock LLP) from February 2003 to May 2006, focusing his practice on corporate law and merger and acquisition transactions.
Mr. Cassinis earned a Master of Business Administration and Juris Doctorate (Order of St. Ives) from the University of Denver, and a Bachelor of Science in Business Administration from the University of Colorado at Boulder and is a CFA® charterholder.
Adam Larson. In addition to serving as the Company’s Chief Financial Officer, effective as of October 1, 2018, Mr. Larson will also serve as the Chief Financial Officer of Cottonwood Multifamily REIT II, Inc. and Cottonwood Communities, Inc. He will also serve as Chief Financial Officer for the advisor to Cottonwood Communities, Inc. Through September 2018, Mr. Larson was the Senior Vice President of Asset Management of Cottonwood Residential, Inc. In this role he provided strategic guidance with respect to asset management, financial planning and analysis, and property operations. Prior to joining Cottonwood in June 2013, Mr. Larson worked in the Investment Banking Division at Goldman Sachs advising clients on mergers and acquisitions and other capital raising activities in the Real Estate, Consumer/Retail and Healthcare sectors. Mr. Larson previously worked at Barclays Capital, Bonneville Real Estate Capital and Hitachi Consulting. Mr. Larson holds an MBA from the University of Chicago Booth School Of Business, and a BS in Business Management from Brigham Young University where he also served as Student Body President.
Paul Fredenberg. In addition to serving as the Company’s Chief Investment Officer, effective as of October 1, 2018, Mr. Fredenberg will also serve as the Chief Investment Officer of Cottonwood Multifamily REIT II, Inc. and Cottonwood Communities, Inc.  He will also serve as Chief Investment Officer for the advisor to Cottonwood Communities, Inc. Through September 2018, Mr. Fredenberg served as the Senior Vice President of Acquisitions of Cottonwood Residential, Inc. a position he had held since September, 2005.  As Senior Vice President of Acquisitions,

he focused exclusively on sourcing and evaluating new multifamily investment opportunities for Cottonwood Residential, Inc.
Prior to joining Cottonwood in 2005, Mr. Fredenberg worked in the Investment Banking division of Wachovia Securities advising clients on mergers and acquisitions activities across multiple industries. He has also held investment banking and management consulting positions at Piper Jaffray and the Arbor Strategy Group. Mr. Fredenberg holds an MBA from the Wharton School at the University of Pennsylvania, an MA in Latin American Studies from the University of Pennsylvania, and a BA in Economics from the University of Michigan, Ann Arbor.
Susan Hallenberg. Ms. Hallenberg has been an officer of the Company since December 2015, serving as principal accounting officer and principal financial officer of the Company in her role as Chief Financial Officer. Ms. Hallenberg will continue serving as principal accounting officer of the Company in her position as Chief Accounting Officer. Ms. Hallenberg will also be Chief Accounting Officer and Treasurer of Cottonwood Multifamily REIT II, Inc. and Cottonwood Communities, Inc., effective as of October 1, 2018. Ms. Hallenberg is also the Chief Financial Officer and Treasurer of Cottonwood Residential, Inc. and its predecessor entity, positions she has held since May 2005. Ms. Hallenberg has spent the majority of her career focused on real estate investment and prior to joining Cottonwood Residential O.P., LP, held positions at Phillips, Edison & Company, Lend Lease Real Estate Investments, and Aldrich Eastman & Waltch. Ms. Hallenberg started her career at Ernst & Young where she worked in the firm’s audit department for four years. Ms. Hallenberg holds a BA in Economics/Accounting from The College of the Holy Cross.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY REIT I, INC.

By:	/s/ Daniel Shaeffer
Name:	Daniel Shaeffer
Title:	Chief Executive Officer

Date:   September 26, 2018